Reply to: Victor S. Dudas Direct Tel: 604.891.7786 Email: vzd@cwilson.com File No: 39149-0027

December 16, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention:	Mr. James Lopez, Legal Branch Chief

Dear Sirs:

Re: Respect Your Universe, Inc. Proxy Statement on Schedule 14A (the “14A”) Filed: November 20, 2014 File No. 000-54885

We are in receipt of your comment letter dated December 8, 2014 addressed to Respect Your Universe, Inc. (“RYU”) in respect to the above-noted matter. We are pleased to respond to your comments on behalf of our client, RYU. For your ease of reference, our response is numbered in a manner that corresponds with your comment, as follows:

General

1.	Please provide applicable financial statements and other information required by Item 13 of Schedule 14A or advise us why you believe such information is not necessary for the proposed share exchange.

In essence, RYU is requesting the approval of its shareholders to redomicile RYU from the State of Nevada to the Province of British Columbia (the “Transaction”). Prior to the Transaction, the shareholders of RYU (the “Shareholders”) will own shares of RYU and RYU will own all of the shares of Respect Your Universe (BC), Inc., a company recently incorporated in the Province of British Columbia (“RYU Canada”). After the Transaction, the Shareholders will own shares of RYU Canada, and RYU will be a wholly-owned subsidiary of RYU Canada. In other words, RYU and RYU Canada will trade places in the corporate structure. As such, all of the business currently carried on by RYU will continue to be so post-closing such that the business of RYU will not be impacted by the Transaction. RYU has determined that the financial statements for RYU or RYU BC are not material and would not be of any assistance to the Shareholders in deciding whether to approve the Transaction.

Legal Basis

Instruction 1 of Item 13 of Schedule 14A states the following:

Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.

Further, the Manual of Publicly Available Telephone Interpretations published with respect to Schedule 14A states the following:

The financial statements required by Item 13 of Schedule 14A were not required in a proxy statement filed in connection with a merger intended solely to change the issuer’s domicile from one state to another.

We submit that although the Transaction is not identical to a merger to change the issuer’s domicile from one state to another, the rationale for not requiring financial statements is substantially the same.

RYU Canada

RYU Canada was incorporated on December 4, 2014. On page 8 of the 14A, RYU disclosed that RYU Canada has no assets or liabilities and its sole purpose is to effect the Transaction and be a holding company for the shares of RYU. As the financial statements of RYU Canada would not show any operations and RYU has provided the relevant information regarding RYU Canada to the Shareholders, RYU determined that the financial statements of RYU Canada would not be material for the exercise of prudent judgment in regards to the approval of the Transaction.

RYU

The business of RYU will not be impacted by the Transaction and the financial statements of RYU will not be altered as a result of the Transaction. The Shareholders are considering whether to approve a change in corporate domicile and RYU believes that the Shareholders would not benefit from the inclusion of the financial statements of RYU as the Financial Statements will not be impacted by the Transaction. The decision to approve the Transaction involves an analysis of legal and tax considerations, not financial considerations. The 14A contains disclosure regarding the factors RYU believes is material to the Shareholders, such as a description of the differences in the corporate law of British Columbia and Nevada, the tax impact on the Shareholders, RYU’s reasons for recommending the Transaction, and the dissent rights available to the Shareholders.

We look forward to any further comments you may have regarding this Proxy Statement or with respect to the above response. Should you have any questions or require further information, please do not hesitate to contact the writer directly at 604.891-7786.

Yours truly,

CLARK WILSON LLP

Per: /s/ Victor Dudas

Victor S. Dudas

VZD/vzd
Encl.

cc:      Jameel Vaghela